Exhibit 99.1

ChinaCache Announces Results of 2011 Annual General Meeting

BEIJING, July 12, 2011 (GLOBE NEWSWIRE) - ChinaCache International Holdings Ltd. (Nasdaq: CCIH), the leading provider of Internet content and application delivery services in China, today announced that its 2011 annual general meeting of shareholders was held in Hong Kong on July 12, 2011.

During the meeting, shareholders approved a resolution adopting the Company’s 2011 Share Incentive Plan under which, subject to other provisions of the plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2011 Share Incentive Plan is 22,000,000 ordinary shares.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is the leading provider of Internet content and application delivery services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit www.chinacache.com.

CONTACT: For investor and media inquiries please contact:

Ms. Yue YU

Brunswick Group LLP

Tel:  +86 (10) 6566-2256

Email:  chinacache@brunswickgroup.com

Ms. Cindy ZHENG

Brunswick Group LLP

Tel:  +1 (212) 333-3810

Email:  chinacache@brunswickgroup.com